UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

7 Golda Meir Street

Ness Ziona 7403650, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On August 20, 2026, Sol-Gel Technologies Ltd. (the “Company”) issued a press release announcing the Company's financial results for the quarter ended June 30, 2026 and providing corporate updates. In addition, the Company is submitting with this Form 6-K its unaudited condensed consolidated financial statements as of June 30, 2026 and for the three and six months then ended.

Attached hereto are the following exhibits:

Exhibit 99.1 Press release dated August 20, 2026

Exhibit 99.2 Unaudited condensed consolidated financial statements as of June 30, 2026 and for the three and six months then ended.

Exhibit 99.1 (other than the three paragraphs immediately preceding the heading “Financial Results for the Second Quarter 2026”) and 99.2 are hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-223915, 333-270477 and 333-286820) and its Registration Statements on Form F-3 (Registrations No. 333-286822 and 333-270478).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: August 20, 2026	By:	/s/ Eyal Ben-Or
Eyal Ben-Or
Chief Financial Officer

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